Exhibit 99.1

ASX / Media Release

Immutep Quarterly Activities Report & Appendix 4C Q2 FY26

•	Entered into strategic collaboration with Dr. Reddy’s for commercialisation of eftilagimod alfa (efti) in all countries outside North America, Europe, Japan, and Greater China

•	In January 2026, Immutep received ~A$30 million upfront payment from Dr. Reddy’s and is eligible to receive up to ~A$528 million in potential milestones, plus royalties on commercial sales of efti

•

Strong operational progress reported for TACTI-004 (KEYNOTE-F91) Phase III trial evaluating efti in first line non-small cell lung cancer (1L NSCLC), with completion of the futility analysis on track for the first quarter of CY2026

•

Data from INSIGHT-003 at ESMO Congress 2025 show combination of efti with KEYTRUDA® and chemotherapy generates strong response rates across all PD-L1 expression levels in 1L NSCLC, including 61.7% ORR in low & no PD-L1 (TPS <50%), well above 40.8% from historical controls

•	Primary endpoint met in EFTISARC-NEO Phase II evaluating neoadjuvant efti in soft tissue sarcoma detailed in Proferred Paper oral presentation at ESMO Congress 2025

•

Translational data from EFTISARC-NEO shared in an oral presentation at CTOS 2025 demonstrate efti’s strong immune system activation with statistically-significant increases in multiple cytokines / chemokines and correlation between key immune proteins and pathologic responses

•	Positive feedback received from the FDA regarding the successful completion of Project Optimus requirements and agreement on 30 mg as the optimal biological dose for efti

•	Strong response rates and immune activation in heavily pretreated metastatic breast cancer patients from AIPAC-003 Phase II presented at 2025 San Antonio Breast Cancer Symposium

•

IMP761, a first-in-class LAG-3 agonist antibody for autoimmune diseases, completed 2.5 and 7 mg / kg dosing levels in a Phase I study; dose dependent immunosuppressive effect against a strong foreign antigen observed with continued favourable safety profile

•	Immutep received A$4.6 million R&D tax incentive from the French government to support the ongoing and planned global clinical development of efti and IMP761

•

Strong cash, cash equivalent and term deposit position of A$99.1 million as at 31 December 2025. Receipt of the ~A$30 million upfront payment subsequent to the quarter’s end leading to a pro-forma balance of A$129.3 million which extends Immutep’s cash reach well into Q2 CY2027, not including any potential milestone payments from the Dr. Reddy’s agreement.

SYDNEY, AUSTRALIA – 29 January, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, provides an update on its activities for the quarter ended 31 December 2025 (Q2 FY26).

EFTI DEVELOPMENT PROGRAM IN ONCOLOGY

IMMUTEP AND DR. REDDY’S STRATEGIC COLLABORATION

Most significantly, in December, Immutep and Dr. Reddy’s announced that their respective wholly-owned subsidiaries, Immutep SAS and Dr. Reddy’s Laboratories SA, entered into a strategic collaboration and exclusive licensing agreement for the development and commercialisation of eftilagimod alfa (efti) in all countries outside North America, Europe, Japan, and Greater China.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Efti is Immutep’s first-in-class novel immunotherapy that directly activates the immune system to fight cancer, which is under evaluation in a Phase III trial, TACTI-004 (KEYNOTE-F91).

As per the agreement, and after the quarter’s end, Immutep has received from Dr. Reddy’s the upfront payment of USD 20 million (~AUD 30.2 million). It is also eligible to receive potential regulatory development and commercial milestone payments of up to USD 349.5 million (~AUD 528.4 million), plus royalties on commercial sales in these markets.

Immutep holds the global manufacturing rights to the product across all markets and will supply the product to Dr. Reddy’s in the licensed markets. Immutep retains all rights to the product in the key pharmaceutical markets, including North America, Europe, and Japan.

LUNG CANCER

TACTI-004 (KEYNOTE-F91) – Ongoing Phase III Trial in 1L NSCLC

In December, Immutep reported strong operational progress in the TACTI-004 (KEYNOTE-F91) Phase III trial evaluating efti in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), and chemotherapy as first line therapy for advanced/metastatic non-small cell lung cancer (1L NSCLC), one of the largest indications in oncology.

The combination of efti with KEYTRUDA and chemotherapy has the potential to establish a new standard of care in 1L NSCLC by expanding the number of patients who respond to anti-PD-1 therapy, across all PD-L1 expression levels, along with enhancing clinical outcomes and extending patients’ survival.

As of mid-December, the registrational TACTI-004 trial had enrolled 289 patients (over 38% of the trial’s targeted enrolment of 756 patients), and enrolment continues at a robust pace. Additionally, the number of activated clinical sites exceeded 120 and 27 countries had received full regulatory approvals.

As announced in October 2025, TACTI-004 had enrolled the necessary number of patients to conduct the futility analysis that remains on track for the first quarter of CY2026. Immutep anticipates reaching 50% of the patient enrolment target for TACTI-004 soon.

Additionally, with the completion of Project Optimus as discussed below, TACTI-004 has started to open sites in the United States.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

In October, Immutep announced promising data from the investigator-initiated INSIGHT-003 trial, which is evaluating the same immunotherapy/chemotherapy combination used in TACTI-004 (KEYNOTE-F91), was detailed in a poster presented by Dr. med. Akin Atmaca, Head of the Thoracic Oncology, Krankenhaus Nordwest, UCT-University Cancer Center, Frankfurt, Germany at the ESMO Congress 2025.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

In this multi-centre study, the novel combination of efti with KEYTRUDA and chemotherapy (carboplatin/pemetrexed) has generated strong objective response rates (ORR) and disease control rates (DCR) in 51 evaluable patients with advanced or metastatic non-squamous 1L NSCLC across all PD-L1 expression levels.

Notably, the ORR and DCR reported in INSIGHT-003 outperforms historical controls irrespective of PD-L1 levels (e.g., TPS <1%, TPS 1-49%, and TPS >50%). This is particularly important for patients with low and no PD-L1 (TPS <50%), who represent over two-thirds of the 1L NSCLC patient population and for whom PD-(L)1 inhibitors typically perform suboptimally. In patients with TPS <50% (N=47), the combination with efti has achieved a strong and improved 61.7% ORR compared to historical control of 40.8%.1,2

Further to the strong efficacy data from INSIGHT-003, the combination with efti continues to have a favourable safety profile.

SOFT TISSUE SARCOMA

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

In October, Immutep announced that positive data from the EFTISARC-NEO Phase II investigator-initiated trial evaluating efti with radiotherapy plus KEYTRUDA in the neoadjuvant setting for resectable soft tissue sarcoma (STS) was shared in a Proffered Paper oral presentation by Katarzyna Kozak, M.D., Ph.D., Maria Sklodowska-Curie National Research Institute of Oncology, Warsaw, Poland at the ESMO Congress 2025 in Berlin, Germany.

The EFTISARC-NEO trial met the primary endpoint and significantly exceeded the study’s prespecified 35% tumour hyalinization/fibrosis with a median 51.5% tumour hyalinization/fibrosis (p<0.001) in the evaluable patient population (N=38).3 This may hold significance in terms of future outcomes as tumour hyalinization/fibrosis serves as an early surrogate endpoint correlated with improved survival in STS patients.4 Disease-free survival and overall survival data are immature at this stage and will be presented in the future.

In November, early translational data from the EFTISARC-NEO trial were detailed in an oral presentation by Paweł Sobczuk, M.D., Ph.D., Maria Sklodowska-Curie National Research Institute of Oncology, Warsaw, Poland, at the Connective Tissue Oncology Society (CTOS) 2025 Annual Meeting held in Boca Raton, Florida. Results from the initial twenty patients who underwent surgery in the trial show a strong immune system activation in line with efti’s mode of action, with statistically significant increases in the expression of key cytokines and chemokines in peripheral blood — specifically CXCL9, CXCL10, IL-23, and IFN-g.

The increase on treatment of immune response biomarkers like IFN-g correlated with pathologic responses in this study, meaning patients with a biomarker increase during treatment also had a higher probability of a good clinical response at surgery.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Additionally, during the quarter, the EFTISARC NEO trial was awarded second place in the distinguished Golden Scalpel Award competition in Poland. This competition recognises the most innovative solutions in Polish medicine and is presented by independent experts to initiatives that set new standards in advancing healthcare. EFTISARC-NEO was the only oncology project to receive this accolade, underscoring its leadership and breakthrough potential in cancer treatment.

BREAST CANCER

AIPAC-003 – Phase II/III Trial in Metastatic Breast Cancer

Immutep continues to execute the AIPAC-003 trial, which has enrolled 71 metastatic hormone receptor positive (HR+), HER2-negative/low patients resistant to endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors or triple-negative breast cancer patients.

Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in late 2024. Patients across 22 clinical sites in Europe and the United States have been randomised 1:1 to receive either 30 mg or 90 mg dosing of efti in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative and prior regulatory interaction with FDA.

In October, Immutep announced that positive feedback had been received from the US Food and Drug Administration (“FDA”) regarding the successful completion of Project Optimus requirements and agreement on 30 mg as the optimal biological dose for efti. The agreement with the FDA on efti’s optimal biological dosing carries strategic importance in the ongoing and future clinical development of efti, including the global TACTI-004 (KEYNOTE-F91) Phase III trial.

In December, Immutep announced that new data from the AIPAC-003 trial was presented by Dr. Nuhad Ibrahim, Professor, Department of Breast Medical Oncology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center at the 2025 San Antonio Breast Cancer Symposium (SABCS) taking place in San Antonio, Texas.

The data presented shows that both efti dosing levels on top of weekly paclitaxel in heavily pretreated metastatic breast cancer patients, who received a median of three prior lines of systemic therapy, led to strong objective response rates (ORR) and disease control rates (DCR) of 41.9% and 87.1% (30 mg efti) and 48.5% and 78.8% (90 mg efti), respectively, in the evaluable population (N=64).

New Investigator-Initiated Phase II Trial for Neoadjuvant Efti in HR+/HER2-negative Breast Cancer

Immutep continues to progress with a new investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer patients. The trial aims to assess pathological complete response (pCR) after neoadjuvant efti treatment and neoadjuvant chemotherapy (NAC).

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

The study will treat up to 50 evaluable patients in a two-stage design and will be primarily funded by grants and The GW University Cancer Center. Immutep will provide efti at no cost, technical support, and limited funding that falls within its existing budget.

UROTHELIAL CANCER

INSIGHT-005

The investigator-initiated INSIGHT-005 Phase I study, conducted by the Institute of Clinical Cancer Research, Krankenhaus Nordwest (IKF) to evaluate the safety and efficacy of efti in combination with avelumab in up to 30 patients with metastatic urothelial cancer, was discontinued by IKF after the end of the quarter. This decision was made, as significant changes in the treatment landscape created challenges with patient recruitment. Only 3 patients were recruited in total.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 – Phase I Trial

In December, Immutep announced a positive update from the placebo-controlled, double-blind first-in-human Phase I study in healthy participants evaluating IMP761, a first-in-class LAG-3 agonist antibody for autoimmune diseases.

The single-ascending dose escalation portion of the trial successfully completed the 2.5 and 7 mg / kg dosing levels of IMP761 with continued positive safety and efficacy data. IMP761 was tolerated well with no treatment-related adverse reactions beyond mild intensity. Additionally, evidence of dose dependent immunosuppressive effects with IMP761 was observed with significant, long-lasting inhibition of the three T-cell-mediated intradermal reactions to a strong foreign antigen on day 2, 9 and 23.

Given the encouraging efficacy and safety to date, the trial will continue as planned and additional updates are anticipated in the first half of CY2026 including a planned presentation of data at a major medical conference.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted four patents.

The New Zealand Patent Office granted a new patent protecting Immutep’s intellectual property for a binding assay for determining MHC Class II binding activity of LAG-3 protein. The assay is used in the characterisation of efti in GMP-grade manufacturing.

Three new patents directed to IMP761 were also granted. Two were granted in Brazil and one in Japan.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

CORPORATE & FINANCIAL SUMMARY

Annual General Meeting

Immutep successfully held its Annual General Meeting (AGM) during the quarter, with all resolutions put forward to shareholders strongly approved. The Company appreciates the continued support and engagement of its shareholders as it advances its strategic and operational objectives.

Cash Flow Summary

During the quarter, Immutep continued to exercise prudent cash management as it advanced its clinical trial programs for efti and for IMP761.

The Company is well funded with a strong cash and cash equivalent, and term deposit balance as at 31 December 2025 of approximately A$99.1 million, which is in line with budget as at the beginning of FY2026, while progressing our clinical programs within announced timeframes. The total balance consists of 1) a cash and cash equivalent balance of A$72.7 million and 2) bank term deposits totaling A$26.4 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months. This amount is topped up by the upfront payment (~A$30.2 million) from Dr. Reddy’s received in January 2026, leading to a pro-forma balance of A$129.3 million at the time of preparing this report.

In Q2 FY26, cash receipts from customers were A$4k. The net cash used in G&A activities in the quarter was A$1.3 million, compared to A$578k in Q1 FY26. During the quarter, Immutep received EUR2.59 million (~ A$4.6 million) R&D tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR) to support the ongoing and planned global clinical development of efti and IMP761.

The cash used in R&D activities during the quarter was A$9.9 million, compared to A$15.8 million in Q1 FY26. The higher figure in the prior quarter was primarily due to the large prepaid clinical trial expenses and higher milestone-based manufacturing payments made in Q1 FY26.

Payment for staff costs was A$2.6 million in the quarter, compared to A$3.4 million in Q1 FY26. Total net cash outflows used in operating activities in the quarter were A$9.4 million compared to A$19.0 million in Q1 FY26.

Payments to Related Parties (detailed in item 6.1 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration of A$474k.

Total cash outflow used in investing activities for the quarter was A$144k, which is mainly for the acquisition of office and lab equipment.

Furthermore, during the quarter, a long-term vendor* agreed to defer payment of ~A$30 million which would be payable by Immutep for future services related to Biologics License Application (BLA) readiness by up to 30 months. This provides strong external validation of Immutep’s development strategy and long-term value creation potential.

*

Immutep does not consider the arrangement with or the identity of the vendor to be information that a reasonable person would expect to have a material effect on the price or value of the entity’s securities and considers that this disclosure contains all materially relevant and accurate information in assessing the impact on the value of Immutep’s securities. The long-term vendor is recognised internationally as one of the leaders in its sector, supporting a broad portfolio of biotechnology and pharmaceutical companies across multiple regions. The vendor operates multiple state-of-the-art facilities across Asia, North America, and Europe and is recognised for its strong financial position, robust global infrastructure, and industry-leading quality systems. It is publicly listed on a major international exchange.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

The current funds available to the Company at the time of this report provide an expected cash reach well into Q2 CY2027, not including receipt of any future potential milestone payments to be received.

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

1.

Shirish Gadgeel et al. Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer. JCO 38, 1505-1517 (2020). DOI:10.1200/JCO.19.03136

2.	Immutep’s Efti with KEYTRUDA® (pembrolizumab) & Chemotherapy Achieves High Response Rates in First-Line Non-Small Cell Lung Cancer - May 2025 press release
3.	ESMO Congress 2025 Proffered Paper presentation, “EFTISARC-NEO: A phase II study of neoadjuvant eftilagimod alpha, pembrolizumab and radiotherapy in patients with resectable soft tissue sarcoma”
4.

Rao SR et al. Extent of tumor fibrosis/hyalinization and infarction following neoadjuvant radiation therapy is associated with improved survival in patients with soft-tissue sarcoma. Cancer Med. 2022 Jan;11(1):194-206. doi: 10.1002/cam4.4428. Epub 2021 Nov 27. PMID: 34837341; PMCID: PMC8704179.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	31 December 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	4	19
1.2	Payments for
	(a) research and development	(9,925)	(25,754)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(67)	(132)
	(d) leased assets	—	—
	(e) staff costs	(2,608)	(5,970)
	(f) administration and corporate costs	(1,278)	(1,856)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	375	1,596
1.5	Interest and other costs of finance paid	(7)	(14)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	4,592	4,676
1.8	Other (provide details if material) - Intellectual property management	(533)	(1,049)

1.9	Net cash from / (used in) operating activities	(9,447)	(28,484)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	(89)	(94)
	(d) investments	—	(5,000)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
	(e) intellectual property	—	—
	(f) other non-current assets	(55)	(55)
2.2	Proceeds from disposal of:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	—	40,461
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(144)	35,312

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	(44)	(116)

3.10	Net cash from / (used in) financing activities	(44)	(116)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	83,413	67,408
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(9,447)	(28,484)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(144)	35,312
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(44)	(116)
4.5	Effect of movement in exchange rates on cash held	(1,031)	(1,373)

4.6	Cash and cash equivalents at end of period	72,747	72,747

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	38,627	49,818
5.2	Call deposits	4,470	6,009
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) - Term deposit	29,650	27,586

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	72,747	83,413

			Current quarter $A’000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1		474
6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)		(9,447)
8.2	Cash and cash equivalents at quarter end (item 4.6)		72,747
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		72,747
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		7.70	[1]
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer:

[1]

In addition to the total available funding at item 8.4, Immutep has A$26.38 million in bank term deposits with maturity greater than 90 days, resulting in an aggregate cash, cash equivalent and term deposit position of A$99.13 million as at 31 December 2025. The addition of the ~A$30 million upfront payment received from Dr Reddy’s in January 2026, leads to a proforma balance of A$129.3 million which extends the Company’s cash reach well into Q2 CY2027.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 January 2026

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.